NASACLIP, INC.

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors
NasaClip, Inc.
Highland, Maryland

We have reviewed the accompanying financial statements of NasaClip, Inc. (the "Company"), which comprises the balance sheets as of December 31, 2023, and December 31, 2022, and the related statements of operations, statements of stockholders' equity, and cash flows for the years ending December 31, 2023, and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

September 25, 2024
Los Angeles, California

NASACLIP, INC.
BALANCE SHEETS
(UNAUDITED)

As of December 31,	**2023**	**2022**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 1,140,513	$ 714,042
Accounts Receivable, net	9,450	-
Inventory	211,823	-
Note Receivable, related party	34,551	9,119
Prepaids and Other Current Assets	120,992	-
Total Current Assets	**1,517,329**	**723,161**
Intangible Assets	58,260	61,648
Security Deposit	4,250	-
Total Assets	**$ 1,579,840**	**$ 784,809**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 68,101	$ 43,134
Credit Cards	22,015	-
Current Portion of Convertible Notes	1,150,000	600,000
Accrued Interest on Convertible Notes	143,998	63,498
Deferred Revenue	9,527	-
Other Current Liabilities	23,337	32,587
Total Current Liabilities	**1,416,978**	**739,219**
Convertible note, net of current portion	-	550,000
Total Liabilities	**1,416,978**	**1,289,219**
STOCKHOLDERS' EQUITY		
Common Stock	9,775	-
Additional Paid in Capital	1,845,968	-
Equity Issuance Costs	(286)	-
Member's Equity	-	11,626
Accumulated Deficit	(1,692,596)	(516,035)
Total Stockholders' Equity	**162,861**	**(504,409)**
Total Liabilities and Stockholders' Equity	**$ 1,579,840**	**$ 784,809**

See accompanying notes to financial statements.

For the Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net Revenue	$ 28,518	$ -
Cost of Goods Sold	10,914	-
Gross Profit	**17,604**	**-**
Operating Expenses		
General and Administrative	532,034	314,892
Research and Development	199,847	112,173
Selling and Marketing	475,129	50,389
Total Operating Expenses	**1,207,010**	**477,455**
Net Operating Loss	**(1,189,406)**	**(477,455)**
Interest Expense	81,817	53,254
Other Income	(94,662)	(158,376)
Loss Before Provision for Income Taxes	**(1,176,561)**	**(372,332)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (1,176,561)**	**$ (372,332)**

See accompanying notes to financial statements.

NASACLIP, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
(UNAUDITED)

(USD $ in Dollars)	Common Stock Shares	Amount	Additional Paid In Capital	Equity Issuance Costs	Member's Equity	Accumulated Deficit	Total Stockholders' Equity
Balance—December 31, 2021	-	$ -	$ -	$ -	$ -	$ (143,703)	$ (143,703)
Member's Contribution	-	-	-	-	11,626	-	11,626
Net Loss	-	-	-	-		(372,332)	(372,332)
Balance—December 31, 2022	-	$ -	$ -	$ -	$ 11,626	$ (516,035)	$ (504,409)
Member's Contribution	-	-	-	-	1,844,117	-	1,844,117
Conversion from LLC to C-Corp	9,775,000	9,775	1,845,968	(286)	(1,855,743)	-	(286)
Net Loss	-	-	-	-	-	(1,176,561)	(1,176,561)
Balance—December 31, 2023	**9,775,000**	**$ 9,775**	**$ 1,845,968**	**$ (286)**	**$ -**	**$ (1,692,596)**	**$ 162,861**

See accompanying notes to financial statements.

NasaClip, Inc.
Statements of Cash Flows
(Unaudited)

For the Year Ended December 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(1,176,561)	$	(372,332)
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities				
Amortization of Intangibles Assets		7,756		7,319
Accrued Interest on Convertible Notes		80,500		53,254
Changes in Operating Assets and Liabilities:				
Accounts Receivable, net		(9,450)		-
Inventory		(211,823)		-
Prepaids and Other Current Assets		(120,992)		-
Accounts Payable		24,968		43,134
Note Receivable		(25,432)		80,881
Deferred Revenue		9,527		-
Credit Cards		22,015		(5,050)
Other Current Liabilities		(9,250)		32,587
Security Deposit		(4,250)		-
Net Cash Used In Operating Activities		**(1,412,992)**		**(160,208)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Intangible Assets		(4,368)		(30,931)
Net Cash Provided by Investing Activities		**(4,368)**		**(30,931)**
CASH FLOW FROM FINANCING ACTIVITIES				
Member's Contribution		1,844,117		11,626
Equity Issuance Cost		(286)		
Borrowing on Convertible Notes		-		550,000
Net Cash Provided by Financing Activities		**1,843,831**		**561,626**
Change in Cash & Cash Equivalents		**426,471**		**370,487**
Cash & Cash Equivalents —Beginning of The Year		714,042		343,555
Cash & Cash Equivalents—End of The Year	**$**	**1,140,513**	**$**	**714,042**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During the Year for Interest	$	1,317	$	-

See accompanying notes to financial statement

1. NATURE OF OPERATION

NasaClip, Inc. was incorporated on July 8, 2015, in the state of Maryland under the name Emergency Medical Innovation, LLC. On April 14, 2023, Emergency Medical Innovation, LLC converted from a Maryland limited liability company to a Delaware corporation, changing its name to NasaClip, Inc. The financial statements of NasaClip, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Highland, Maryland.

NasaClip, Inc. is a medical device wholesale and e-commerce company. NasaClip is currently selling a single-use and reusable nosebleed device treatment to hospitals and medical systems as well as direct-to-consumer via e-commerce channels.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand, and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2023, and 2022, the Company's cash & cash equivalents exceeded FDIC-insured limits by $597,417 and $364,753, respectively.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, accounts receivable, and notes receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience, and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB, introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information, and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2023, and 2022, the Company determined an allowance for expected credit loss of $0 and $0, respectively.

Inventories

Inventories are valued at the lower of cost or net realizable value. Inventories include costs for ingredients and finished goods, which are determined using a FIFO (first-in-first-out) method.

Intangibles

Intangible assets with finite lives, such as patents which are amortized on a straight-line basis over their estimated useful lives. The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five-step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

- Online Sales: Revenue is recognized at a point-in-time when the goods are delivered to the customer.
- Wholesale Transactions: Revenue is recognized at a point-in-time when the goods are shipped or delivered to the wholesale customer.

Cost of Sales

Cost of sales includes the cost of materials, and other variable and fixed overheads.

Research and Development Costs

Costs incurred in research and development of the Company's product are expensed as incurred.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the

Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022, amounted to $475,129 and $50,389, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 25, 2024, which is the date the financial statements were available to be issued.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

As of December 31,	2023	2022
Prepaid Expenses	120,992	-
Total Prepaids and Other Current Assets	$ 120,992	$ -

Other current liabilities consist of the following:

As of December 31,	2023	2022
Accrued Expenses	4,247	13,248
Accrued Payroll	19,090	19,339
Total Other Current Liabilities	$ 23,337	$ 32,587

4.   INVENTORY

Inventory consists of the following:

As of December 31,	2023	2022
Raw Materials	202,197	-
Finished Goods	9,626	-
Total Inventory	$ 211,823	$ -

5.   INTANGIBLE ASSETS

Intangible assets consist of the following:

As of December 31,	2023	2022
Patent	$ 77,562	$ 73,194
Intangible Assets, at cost	**77,562**	**73,194**
Accumulated Amortization	(19,302)	(11,546)
Intangible Assets, net	$ 58,260	$ 61,648

Amortization expenses for the years ended December 31, 2023, and 2022 were $7,756 and $7,319, respectively.

The estimated annual amortization expense subsequent to December 31, 2023 is as follows:

Period	Amortization Expense
2024	$ 7,756
2025	7,756
2026	7,756
2027	7,756
Thereafter	27,235
Total	$ 58,260

6.   DEBT

Convertible Note

The Company has issued convertible loan notes to various lenders. Details of Convertible Notes issued and outstanding are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	As of December 2023			As of December 2022		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
2021 Convertible Notes	$ 600,000	7.00%	2021	03/01/2023	$ 600,000	$ -	$ 600,000	$ 600,000	$ -	$ 600,000
2022 Convertible Notes	550,000	7.00%	2022	04/24/2024	550,000	-	550,000	-	550,000	550,000
Total					$ 1,150,000	$ -	$ 1,150,000	$ 600,000	$ 550,000	$ 1,150,000

Each note will be convertible into Conversion Shares pursuant to the following events:

- In the event that before the Maturity Date the Company: (i) engages in a subsequent issuance of securities in an aggregate amount of $500,000.00 or more from one or more investors (a Subsequent Investor"); or (ii) is acquired by another entity by means of any transaction or series of related transactions, including any transfer of more than 50% of the voting power of the Company, reorganization, merger, or consolidation; or (iii) sells or otherwise transfers all or substantially all of the assets of the Company, then upon the occurrence of any such event (a "Conversion Event") a sum equal to the entire outstanding Principal Amount, together with all unpaid and accrued interest and any other sums due hereunder may, upon Holder's request and in Holder's sole discretion:

  - be exchanged for an equity investment or other security by the Holder in the Company immediately prior to closing the contemplated investment by the Subsequent Investor or other Conversion Event at a conversion price equal to an amount obtained by dividing (x) $7,000,000 (the valuation cap) by (y) the aggregate number of outstanding shares of common stock and preferred stock of the Company on a fully diluted basis prior to the consummation of such sale (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes); any such equity investment by Holder shall otherwise be at the above-referenced price, including fractional shares if applicable, and on the same terms and conditions as the securities acquired by the Subsequent Investor(s) or pursuant to another Conversion Event; or

  - accelerated by the Holder

- Prompt written notice shall be delivered to the Holder of the receipt by the Company of any offer in any form, the acceptance of which would constitute or cause the occurrence of any Conversion Event. Such notice shall include, as applicable, the terms offered by the Subsequent 19 Investor(s) or purchaser(s)/acquirer(s), the conversion price, the principal and accrued interest outstanding on the Note, and all other pertinent terms and conditions.

- On full conversion or acceleration, the Company shall be released from all of its obligations and liabilities under Note and TEDCO shall return the Note to the Company marked "paid in full".

The convertible promissory notes meet the Variable-Share Obligations requirements for classification under ASC 480 and as a result are required to be classified as a liability and carried at amortized cost as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

7.   EQUITY AND CAPITALIZATION

Common Stock

The Company is authorized to issue 24,435,045 shares of common stock with par value of $0.001. As of December 31, 2023, and 2022, 9,775,000 and 0 shares of common stock, respectively, have been issued and were outstanding.

Preferred Stock

The Company is authorized to issue 6,081,736 shares of preferred stock with par value of $0.001. As of December 31, 2023, and 2022, no preferred stock has been issued and outstanding.

8.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2023, and December 31, 2022, consists of the following:

For the Year Ended December 31,	2023	2022
Net Operating Loss	$ (344,144)	$ (40,485)
Valuation Allowance	344,144	40,485
Net Provision For Income Tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2023, and December 31, 2022, are as follows:

As of December 31,	2023	2022
Net Operating Loss	$ (429,018)	$ (84,874)
Valuation Allowance	429,018	84,874
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023, and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased. For the fiscal year ending December 31, 2023, the Company had a federal cumulative net operating loss ("NOL") carryforwards of $1,466,728. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

9.   CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2023, and December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. RELATED PARTY TRANSACTIONS

On November 1, 2023, the Company entered into the Advance Payment Agreement with Elizabeth Clayborne (its employee) with the following terms:

- Advance Payment Amount: The Company agrees to provide an advance payment to Elizabeth Clayborne of $34,551 ("Advance"),

- Repayment: Elizabeth Clayborne shall repay the Advance to the Company through payroll deductions in 24 equal installments over a period of 24 months commencing from November 1st, 2024. The installment amount shall be deducted from the Employee's salary/wages on a bi-weekly basis (every two weeks) until the total amount of the Advance is fully repaid.

As of December 31, 2023, the outstanding balance is $34,551.

11. SUBSEQUENT EVENTS

The Company is continuing its $4,000,000 preferred seed raise into 2024. Before this, NasaClip secured $1,150,000 in a pre-seed round through a convertible note, which was reported as the Current Portion of Convertible Notes under current liabilities in the 2023 balance sheet. As the preferred seed raise is still in progress, none of the notes have officially converted to equity.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,189,406, an operating cash outflow of $1,412,992 and liquid assets in cash of $1,140,513, which less than a year worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.